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ARBE ROBOTICS LTD.

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on August 6, 2023.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

Vote at the Meeting –
If you plan to attend the virtual online annual general meeting, you will need your 12 digit control number to vote electronically at the annual general meeting. To attend the annual general meeting, visit:
https://www.cstproxy.com/arberobotics/2023

MAIL and EMAIL – Mark, sign and date your proxy card and return it (i) in the postage-paid envelope provided if mailed in the United States or (ii) or email it to proxy@continentalstock.com.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

▯ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▯

PROXY

ARBE ROBOTICS LTD.

PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 7, 2023

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints ADV. Maya Bar-On, as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the ordinary shares of Arbe Robotics Ltd. (the "**Company**") that the undersigned is/are entitled to vote at the close of business on July 10, 2023, at the Annual General Meeting of Shareholders (the "**Meeting**"), to be held virtually via audioconference at **https://www.cstproxy.com/arberobotics/2023**, on August 7, 2023 at 6:00 p.m. (Israel time), which is 11:00 a.m. Eastern time, and at any and all adjournments or postponements thereof, on the following matters, which are more fully described in the Proxy Statement (the "**Proxy Statement**") relating to the Meeting.

The undersigned acknowledges receipt of the Proxy Statement relating to the Meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS GIVEN WITH RESPECT TO ANY OF THE PROPOSALS FOR THE MEETING, THIS PROXY WILL BE VOTED "FOR" WITH RESPECT TO EACH OF THE PROPOSALS, AND IN SUCH MANNER AS THE HOLDER OF THE PROXY DETERMINES WITH RESPECT TO ANY OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ALL AND ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

ANY AND ALL PROXIES HERETOFORE GIVEN BY THE UNDERSIGNED ARE HEREBY REVOKED.

Continued and to be signed on reverse side

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual General Meeting of Shareholders

To view the 2023 Proxy Statement, 2022 Annual Report and to Attend the Annual General Meeting, please go to: https://www.cstproxy.com/arberobotics/2023

PROXY

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS LISTED BELOW:

Please mark your votes like this **X**

1. ELECTION OF CLASS II DIRECTORS

To elect each of Dr. Boaz Schwartz, PhD and Thilo Koslowski, as Class II Directors, each for a term of approximately three years until the Company's annual general meeting of shareholders to be held in 2026 and until his successor is duly elected and qualified:

	FOR	AGAINST	ABSTAIN
1(a) Dr. Boaz Schwartz, PhD	☐	☐	☐
1(b) Mr. Thilo Koslowski	☐	☐	☐

2. NON-EXECUTIVE DIRECTORS REMUNERATION

RESOLVED, to approve the grant of an equity-based award to the Company's Non-Executive Directors and Company's Industry Expert Directors as detailed in the Proxy Statement.

FOR ☐ AGAINST ☐ ABSTAIN ☐

3. EXECUTIVES COMPENSATION

3(a) RESOLVED, to approve the annual cash bonus plan, as part of the compensation terms of Mr. Kobi Marenko, as the Company's Chief Executive Officer, as set forth in the Proxy Statement.

FOR ☐ AGAINST ☐ ABSTAIN ☐

3(a)(1) Are you a Controlling Shareholder in the Company, or do you have a Personal Interest in the approval of Proposal No. 3(a)? *(Capitalized terms not defined herein shall have the meaning given to them in the Proxy Statement under the caption "Votes Required")*

YES ☐ NO ☐

If you do not state whether or not you are a Controlling Shareholder or do not confirm whether or not you have Personal Interest, your shares will not be voted on Proposal No. 3(a).

We are not aware of any Controlling Shareholder as of the Record Date of the Meeting, and we believe that only a few of our shareholders may have Personal Interest with regard to Proposal 3(a) and therefore we believe that (other than a few of our shareholders and their relatives), our shareholders should generally mark "NO" in item 3(a)(1) on this Proxy.

3(b) RESOLVED, to approve the annual cash bonus plan, as part of the compensation terms of Dr. Noam Arkind as the Company's Chief Technology Officer, as set forth in the Proxy Statement.

FOR ☐ AGAINST ☐ ABSTAIN ☐

4. APPROVAL OF THE APPOINTMENT THE COMPANY'S INDEPENDENT AUDITORS

RESOLVED, that the appointment of Somekh Chaikin as independent auditors of the Company for the year ending December 31, 2023, be, and hereby is, ratified and approved by the shareholders of the Company, that and the Board is authorized to approve the compensation of such firm.

FOR ☐ AGAINST ☐ ABSTAIN ☐

The signer hereby revokes all previous proxies given by the signer to vote at the Annual General Meeting or any adjournments thereof.

☐ Check here for address changes and/or comments, and write them on the lines below.

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PLEASE BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF IDENTITY AS DESCRIBED IN THE COMPANY'S PROXY STATEMENT.

CONTROL NUMBER

Signature______________ Signature, if held jointly______________ Date__________2023.

Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such